Knickerbocker Capital Corp
51625 Desert Club Drive, Suite 207
La Quinta, CA 92253

In connection with this response we acknowledge that Knickerbocker Capital Corp. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC, thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings. We acknowledge that staff comments may not be used as a defense by the Company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Respectfully,

/s/ Dempsey K. Mork
Dempsey K. Mork, President